SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November 2004

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SUBMISSION OF NTT GROUP’S MEDIUM-TERM MANAGEMENT STRATEGY

On November 10, 2004, the registrant announced that it had submitted to the Tokyo Stock Exchange a medium-term management plan for the registrant and its subsidiaries (the “NTT Group”) entitled, “NTT Group’s Medium-Term Management Strategy”. Attached is a copy of a press release dated November 10, 2004, containing the text of the management plan and related data (the “Plan”). Corrective amendments to the “Plan” issued on November 10, 2004 are included in the attachment.

The Plan contained in the attachments contains forward-looking statements. The registrant desires to qualify for the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the Plan as actually implemented or actual results of the NTT Group to differ materially from those set forth in the Plan.

The Plan is based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the economy and the telecommunications industry in Japan in general. The projections and estimates regarding the telecommunications industry may be affected by the registrant’s future business operations, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the success of new products, services and new business, and other changes in circumstances that could cause actual results to differ materially from these forecasts.

No assurance can be given that the Plan as ultimately implemented, or the actual results of the NTT Group, will not vary significantly from the projected results set forth in the Plan.

The attached press release is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Shigehito Katsuki
	Name:	Shigehito Katsuki
	Title:	General Manager
Department IV

Date: November 10, 2004

This English text is a tentative version of the Japanese original.

The Japanese original is authoritative

November 10, 2004

NTT Group’s Medium-Term Management Strategy

I. Japan’s Information and Communications Market – Current Conditions and Issues

Japan’s information and communications market already has approximately 17 million fixed broadband users (including 12 million ADSL users and 1.6 million optical fiber users), and prices are some of the lowest in the world. IP telephone use is also spreading rapidly among individuals and companies alike.

There are more than 83 million mobile phone users, and 90% of such users use i-mode or other Internet connectivity services. The transition from 2G to 3G mobile phones is moving forward, with the number of FOMA customers expected to grow from the current level of approximately 6 million to more than 10 million by the end of March 2005. The introduction of information home appliances (Internet appliances) is also creating an emerging market for Internet access through home appliances, in addition to mobile phones and computers.

The accelerated growth of the information and communications market has spurred a greater diversity and complexity in customer demands. Customers want faster, interactive broadband services; ubiquitous services that combine fixed and mobile communications to provide “anytime, anywhere, anything” connectivity; “safe, simple and convenient” broadband portals that provide a variety of content and applications; and global one-stop services.

On the other hand, a number of problems are becoming evident, including quality and connectivity between IP networks, security against cyber terrorism at Internet weak spots, and policing of illegal transactions over the Internet. Solutions to these problems must be found before a ubiquitous broadband society can develop.

In addition, the question of how to maintain universal services, which are provided through existing fixed telephone networks, as the transition to IP telephone service progresses remains a significant issue.

As these developments suggest, the information and communications market is experiencing a period of significant transition and change. Achieving reliable connectivity and security, ensuring a smooth migration from fixed line telephony and metal wire systems to IP telephony and optical fiber, and many other problems must be resolved through an overall plan created and implemented not only by the information and communications companies, but by a wide coalition of government and industry groups.

II. Developing a Safe, Secure and Convenient Ubiquitous Broadband Service

In November 2002, the NTT Group announced a plan titled “Vision for a New Optical Generation—Broadband leading to the world of resonant communication.” As a step to the realization of this vision, the NTT Group has formulated a medium-term management plan consisting of the three categories of “management objectives,” “specific actions,” and “proposals for solutions.”

1. Management Objectives

NTT will undertake to achieve three management objectives to meet customer needs.

(1) Use the combined strengths of NTT to actively build the ubiquitous broadband market and help achieve the e-Japan Strategy and the u-Japan Initiative.

(2) Build a safe, secure and convenient communications network environment and broadband access infrastructure, while achieving a seamless migration from fixed line to IP telephone service and from metal wire systems to optical fiber.

(3) Strive to increase corporate value and achieve sustained growth.

NTT will endeavor to achieve these management objectives by leveraging its experience in providing reliable services in the field, and its technology and R&D prowess in optical fiber implementation and network reliability. Specifically, NTT has

•	Proven capability in advanced service operations for communications and information systems; protecting and managing customer information to ensure customer privacy; large-system design, operation and maintenance; and fast recovery in the event of natural disaster or other emergency

•	Proven research and development capability in key technologies: technologies that ensure the security of information and infrastructure integrity; technologies for building large-scale operations and information systems; and optical fiber technologies for increasing communications capacity.

2. Specific Actions

NTT will take the following five actions to achieve the above management objectives.

(1) Develop and implement a ubiquitous broadband service by integrating fixed and mobile communications, etc.

(2) Build a next-generation network that is high-quality, flexible and secure.

(3) Seamlessly migrate from existing fixed line telephones to IP telephones, and metal wire systems to optical fiber.

(4) Expand business opportunities using ubiquitous broadband service.

(5) Strengthen our competitiveness and financial base.

(1) Develop and implement a ubiquitous broadband service by integrating fixed and mobile communications, etc.

•	Leverage NTT group’s combined strengths to develop and provide a ubiquitous broadband service that meets the needs of home and business users.

•	These services will serve as fundamental tools to foster the development of a vibrant aging society, contributing to enhanced nursing care and remote/preventive medicine, higher efficiency in matching job seekers and employers, and increased opportunities for learning.

•	Customer needs are becoming more complex and diverse. Customers want faster, interactive visual communications and other types of broadband services, “anywhere, anytime, anything” ubiquitous services, “safe, simple, convenient” broadband portal services, and global one-stop services for personal and business use. NTT will use the group’s combined strengths to meet these needs.

•	Combining super high-speed interactive video communications over optical fiber with mobile communications services (Fixed-Mobile Convergence) to provide ubiquitous services that can be accessed from PCs, TV sets, mobile telephones or information appliances.

Service Examples:

•	Connecting the work site with the office for crisis management, disaster recovery management or workflow management

•	Home security and remote control of home systems

•	Multi-site video conferencing and other services via real-time interactive video communications that provide the sense of being in a single location.

Service Examples:

•	Remote medicine combining health monitoring and medical examinations by video

•	Remote education using video textbooks and video communications between teachers and students

•	Remote face-to-face consulting, such as financial and life planning, through simulation software and video communications

•	Comprehensive, wireless-enabled portal services that provide customers with the information they need, accurately and quickly.

Service Examples:

•	Comprehensive search and retrieval of word-of-mouth information on local stores and events, with maps and other related information, creating a one-stop search service that can be accessed from mobile devices

•	Broadband search services, such as graphics and video searching using metadata (title, performer, production date and similar related data points used to search for information), voice command searching and similar services

•	Personalized searches that provide endorsed content and advertisements tailored to the user’s tastes

•	Provide total solutions as a group to support new businesses and more efficient business processes for our customers.

•	Provide solutions using large-scale system integration and cross-industry network system services, such as supply chain management systems that use optical fiber access or an IP network in combination with radio frequency identification (RFID) tags

•	Provide hosting services and other solutions that meet the IT needs of medium-size business customers

•	Provide ubiquitous broadband services utilizing a flat-rate structure which is not based on call distances, and give customers service options that meet their requirements for quality, speed (data volume), reliability and security levels, with varied rates depending on service content.

(2) Build a next-generation network that is high-quality, flexible and secure.

•	Create a network environment conducive to a variety of ubiquitous broadband services by building a next-generation network using optical fiber access to flexibly and economically maintain quality and security levels

•	Shift 30 million customers to optical fiber access and next-generation network services by 2010

•	Promote the dissemination and expansion of IP telephone services as an alternative to fixed line service and provide a variety of ubiquitous broadband services emphasizing high-speed and interactive features in order to shift 30 million customers from the existing metal wire and fixed telephone network to optical fiber access and next-generation network services by 2010.

•	Work to find solutions for the following issues, which create obstacles for a network providing services in a broadband society.

•	Traffic control and management: How to prioritize traffic as traffic volume rapidly increases, and how to restrict illegal traffic

•	Network safety and cyber-terrorism countermeasures

•	Defense against abuses on the Internet, such as theft and impersonation, violations of privacy, and spreading of rumors

•	Measures for dealing with physical threats to the system from earthquakes and other natural disasters.

•	The next-generation network combined with optical fiber access will provide total IP connectivity from the user’s device to the network, combine the benefits of both fixed and IP networks, and contribute to overcoming the barriers to the development of a broadband society.

•	Contribute to a more economical network and lower service prices by enabling the IP technology to lower device costs and wavelength division multiplexing to lower transmission costs.

•	Enable development and implementation of flexible and convenient services by allowing flexible service-dependent bandwidth settings, and provide a simple and flexible structure for the development and introduction of various services, by allowing services to be made available through the installation of applications on the system platform.

•	Network-wide control and management enables more effective maintenance of quality and security by restricting illegal traffic. System-wide management of congestion also allows important communication lines to be kept open during a natural disaster.

•	Build the next-generation network with a common service foundation that merges mobile and fixed communications. Each NTT group company will fill a role that plays to their strengths.

•	Aim for early implementation of carrier-grade technology as a core technology for the next-generation network, including optical multiplexing technology and node architecture technology.

•	Seek to achieve efficiencies in equipment investment in connection with the construction of optical fiber access infrastructure and the next-generation network. NTT will play a part in the eradication of regional differences in the development and availability of broadband services. To achieve these objectives, the groundwork must be laid to resolve the issues discussed below.

(3) Seamlessly migrate from fixed to IP telephones, and metal wire systems to optical fiber.

•	The first step is to promote the dissemination and expansion of optical fiber access and the next-generation network.

•	The second step is to transition from metal wire access and fixed networks to optical fiber access and the next-generation network. Procedures and other specifics for this migration will be formulated by 2010.

•	Maintaining both metal wire and optical fiber access and fixed telephone networks as well as IP networks is a burden on business operations and increases the cost to society. The first step is to promote the spread and expansion of optical fiber access and the next-generation network so that the majority of customers are using them by the year 2010. The next step is to convert completely from metal wire access and the existing fixed telephone network. NTT intends to formulate and announce an outlines for this transition by 2010, taking into account the interests of customers and operators of related businesses.

•	Even while conversion to IP telephony is moving forward, the existing fixed line network still serves as the network of last resort for emergency notifications, safety information, telephone number portability, and inter-connectivity between operator networks. As a result, it is necessary to maintain the fixed line network for the time being. NTT intends to request all interested parties to consider an appropriate scheme for maintaining fixed telephone network system, including from the perspective of maintaining universal service.

•	The existing fixed-telephone rates (basic rate, call rates, equipment installation rates) must be reevaluated in preparation for migration to a rate structure for services using optical fiber access and the next-generation network. NTT has already announced a revision to its basic rates and other fees as a first step in this direction.

(4) Expand business opportunities using ubiquitous broadband service

•	Utilize NTT Group’s combined strengths in fixed and mobile communications and system integration to expand non-traffic-sensitive businesses, such as platforms utilizing the authentication and settlement features of the next-generation network.

•	Build on the know-how of the NTT group companies that provide ubiquitous broadband services and system integration services to expand non-traffic-sensitive businesses that utilize authentication and settlement, single-sign-on and other platform functions. In doing this, NTT will actively pursue alliances with companies outside the NTT group and seek to expand its presence in the market.

•	Visual content-related distribution using the next-generation network

•	Business related to authentication and settlement services using the next-generation network, and e-commerce businesses that combine mobile telephones and portal services

•	Business related to training and education businesses and promotion and advertising businesses that use constant-connection and interactive IP technologies

•	Business related to home security, distribution management and facility management businesses that use RFID tags

•	Continue to expand business opportunities using group management resources.

•	Procure more outsourcing contracts for maintenance and management services that enable NTT to make best use of its experience and know-how in communications equipment maintenance and building management.

•	Procure more outsourcing contracts for efficient and high-quality accounting and payroll services using internal shared service centers within NTT.

•	Expand real estate businesses, and promote energy-related businesses to mitigate the increased energy burden associated with transition to broadband.

(5) Strengthen our competitiveness and financial base.

•	Increase revenues from next-generation network solutions and non-traffic businesses to 500 billion yen by the year 2010.

•	Maintain the same equipment investment level as before for fixed communications operations through 2010—a cumulative total of 5 trillion yen.

•	Reduce operating costs for fixed communications businesses by 800 billion yen by 2010.

•	Enhance the quality of customer services, strengthen NTT’s competitiveness and profitability, and develop an improved financial infrastructure by promoting the dissemination and expansion of ubiquitous broadband services, pursuing new business opportunities, and by reducing costs in operations and equipment investments. To achieve these objectives, the groundwork must be laid to resolve the issues described below.

•	Increase revenues from next-generation network solutions and non-traffic-sensitive businesses to 500 billion yen by the year 2010.

•	Maintain the same equipment investment level as before, a cumulative total of 5 trillion yen for fixed communications operations through the year 2010. To do this, NTT will aim to substantially reduce costs for equipment investment associated with optical fiber access and the next-generation network by introducing technical innovations, reducing the cost of equipment, and improving production methods. Through these cost cutting initiatives, NTT will endeavor to make its new optical fiber access and the next-generation network businesses profitable in the near future.

•	By 2010, NTT aims to reduce costs by 800 billion yen by improving the efficiency of fixed communications operations and by reducing costs through the streamlining of operating systems and business process re-engineering (BPR) as the transition to optical fiber access and full IP connectivity unfolds.

•	In order to maintain and reinforce NTT’s reputation as a secure, safe and reliable brand, NTT intends to take the steps necessary to respond to customer demands. NTT will enhance its end-to-end delivery system (shortened delivery times, etc.), strengthen its one-stop service capabilities, and improve service quality and security by establishing an operations management system that leverages the group’s comprehensive strengths.

•	Improve operating efficiency by reorganizing group companies, including outsourcing companies

•	Strengthen the tie between system integration and software businesses within the NTT group

•	Increase efficiency in group finance functions

•	In addition to strengthening NTT’s competitiveness and financial base, NTT will take the following actions to increase company value:

•	Continued efforts to improve returns to shareholders (including through the repurchase of NTT’s own stock based on market demand and supply conditions for NTT’s stock)

•	Further increase management transparency by promoting information disclosure

•	Maintain management practices that emphasize compliance, including policies and procedures for maintaining the privacy of customer information

•	Establish advisory boards comprising outside experts

•	Establish committees for management appointment and compensation.

3. Proposals for Solutions: Optimizing the Development of a Broadband Society

(1) Ensuring the connectivity and security required in the ubiquitous broadband era

(2) Solving the digital divide

(3) Competition in the ubiquitous broadband era

For the healthy development of a broadband society, customers must have access to safe and secure information and communications services providing “end-to-end, any-to-any” connectivity. This requires standardization of connectivity and security from the customer’s device to the network and between networks, as well as a network environment that gives customers a selection of providers and services.

Acceleration of the migration to optical fiber access requires a system in which infrastructure providers can secure a fair return on the development and introduction of new technologies and other cost-reduction measures and a fair return on equipment investment risk.

Solving the digital divide has also become a social issue.

These issues must be addressed by a broad, unified coalition including industry participants and the government. NTT intends to lend its full support to this effort.

(1) Ensuring the connectivity and security required in the ubiquitous broadband era

•	A committee comprised of information and communications device manufacturers, network operators and the government should be established to form a consensus on network quality and interface standardization. This group of private and public interests should create an overall plan, taking into account international standardization and other factors. The NTT group will put forth specific proposals and will play an active part in this effort.

•	Plans are already in motion to address information security from a national security and anti-terrorism standpoint. Information security is an issue that affects the security of energy (electricity, gas, etc.), transportation (railways, airlines, etc.), finance, and other important infrastructure. The development and implementation of a program consistent with government policy, including emergency and national disaster response measures, will therefore require even closer cooperation between the private and public sectors.

•	Cooperation between the national government and operators involved in infrastructure construction and maintenance, in addition to cooperation with international interests

•	Joint development and standardization of policy guidelines in cooperation with standards organizations

(2) Solving the digital divide

•	In order to realize a “vibrant aging society”, it will be necessary to create a user-friendly environment that even unskilled users can access. NTT intends to call upon the public and private sectors to combine their efforts to this end.

•	Work to simplify device and network service interfaces

•	Promote education on illegal transactions and other abuses on the Internet and how to prevent them

•	To stimulate local communities and promote remote-medicine and education, it will be necessary to solve regional differences in the development and availability of broadband services. This is an issue with significant social implications. The NTT group will play a part in overcoming these problems, by lowering facility construction costs and expanding the supplementary use of wireless access technology, such as FWA (Fixed Wireless Access).

•	Promote joint efforts by the public and private sectors, including cooperation with projects for the construction of government networks by local governments, initiatives for servicing areas with poor reception through terrestrial digital broadcasts provided by cable broadcasters, and securing national and local government funding for these projects

(3) Competition in the ubiquitous broadband era

•	As society transitions to IP and optical fiber, there will be a dramatic change in the nature of competition compared with conventional fixed telephones. This trend must be reexamined at an early stage to ensure the sound development of a broadband society.

•	Creation of a mechanism to promote competition in facility construction to support the accelerated growth of optical fiber access, which will form the foundation of ubiquitous broadband services

•	The connectivity scheme for interactive video services must be considered from the viewpoint of maintaining the quality and security expected by providers, and of providing the customer with choices in providers and services

•	In principle, services should be subject to post-facto regulation, so as to ensure that customers have convenient, free and fast access to one-stop services.

Figures and descriptions contained in this document relating to future predictions were estimated according to information available at this point in time, and may change in response to trends in the Japanese economy and the information communications world, as well as new services and rate of charges, etc. The NTT Group therefore does not guarantee the reliability of the figures and descriptions relating to future predictions in question.

This English text is a tentative version of the Japanese original. The Japanese original is authoritative

NTT Group’s Medium-Term Management Strategy—Data volume

Management Objectives P1

History of Communications Network P2

Japanese Information and Communication Industry at the Crossroads P3

Specific Actions P4

(1) Develop and implement a ubiquitous broadband service by integrating fixed and mobile communications, etc

Develop and implement a ubiquitous broadband service by integrating fixed and mobile communications, etc P5

Service Integration of Fixed and Mobile Communications P6

Reinforcement of the NTT Group Portal Service (goo) P7

Offering Solution P8

(2) Build a next-generation network that is high-quality, flexible and secure

Milestone of Optical Fiber Access ahead of the World P9

Security of Networks P10

Maintaining Lifelines P11

Concept of the “Next-Generation Network” P12

Features of Optical Fiber Access and the Next- Generation Network P13

Example of Technologies in the Next-Generation Network P14

Development of a “DIY” Optical Fiber Cord P15

(3) Seamlessly migrate from existing fixed line telephones to IP telephones, and metal wire systems to optical fiber

(4) Expand business opportunities using ubiquitous broadband service

Expansion of Business Opportunities through Reinforcement of Platform Business P16

(5) Strengthen our competitiveness and financial base

Major Target Figures P 17

Proposals for Solutions P18

(1) Ensuring the connectivity and security required in the ubiquitous broadband era

Joint efforts by the Private and the Public Sectors for Continuous Growth P19

Maintaining the connectivity and security required in the ubiquitous broadband era P20

Issues Required for Standardization P21

IConnectivity – From the Viewpoint of Information and Communications Devices P22

CIP – Communication Infrastructures as a Base of “Safe and Secure” Society P23

(2) Solving the digital divide

Introduction of Optical Fiber to Rural Areas P24

Actual Examples of Collaboration with Local Governments P25

(3)Competition in the ubiquitous broadband era

Competition in the ubiquitous broadband era P26

Management Objectives

(1) Use the combined strengths of NTT to actively build the ubiquitous broadband market and help achieve the e-Japan Strategy and the u-Japan Initiative.

(2) Build a safe, secure and convenient communications network environment and broadband access infrastructure, while achieving a seamless migration from fixed line to IP telephone service and from metal wire systems to optical fiber.

(3) Strive to increase corporate value and achieve sustained growth.

History of Communications Network

(1,000)

Telegram

No. of subscribers/users

100,000 90,000 80,000 70,000 60,000 50,000 40,000 30,000 20,000 10,000

Approx. 100 years taken from introduction of telegram service to its peak

Fixed telephone

(ISDN included)

Approx. 50 years taken from introduction of fixed telephone service at the postwar period to its peak

Mobile phone

ADSL

FTTH

1870 1950 1960 1970 1980 1990 2000

1869 1890 1934

Services

Telegram service started (Tokyo -Yokohama)

Telephone service started

(Tokyo ? Yokohama)

Int’l telephone service started

(Tokyo ? Manila)

1973

FAX service started

1978

Waiting time to receive subscriber telephone service resolved

Automatization of call in nation wide completed

Commercial use of Internet started

ADSL service started

B Flets service started

Pocket pager service started in Tokyo 23 wards

Car telephone service started in Tokyo 23 wards

1987

Mobile phone service started

i-Mode service started

3G mobile phone service started

Department of Communications Established

Nippon Telegraph and Telephone Public

Corporation (Dendenkosya) Established

Dendenkosha Privatized NTT Established

NTT Reorganized

0 1983 1992 2000 2001 1968 1979 1999 2001 1885 1952 1985 1999

Japanese Information and Communication Industry at the Crossroads

Migration to optic fiber and the IP network is becoming the worldwide trend: BT announced plans to convert its network to IP-based in England, and Major ILECs such as Verizon and SBC corporation also announced plans to move toward conversion to optic-fiber in the U.S.

The information and communication industry in Japan is in a position to bring about a broadband society ahead of the world and stands at the crossroads as to whether or not it will be able to achieve sustainable growth, which on will depend how the scheme for the transition will be created.

The healthy development of a broadband society will be necessary for solving difficult social issues such as: care support for the elderly, declining productivity of an aging population, and mismatches between job seekers and employers.

Development of Broadband

Optical fiber/ broadband 3G/4G mobile phones

Proliferation of ADSL

Promotion of Competition for Fixed Telephone

System to upgrade

Metal wire

Time

Social Issues

To address declining birthrate and aging population To enhance care support To solve mismatches between job seekers and employers To diversify education opportunities To reduce environmental load To save energy, etc.

Share and improvement of “personally owned intelligence”

Customized information use

Savings of time and energy for “move”

Improvement of educational opportunities and levels

Change of business processes

Creation of new business opportunities for SMEs

Development of society prepared for crimes and disasters

Enhancement of working opportunities for elderly people and women

Support for the elderly and weak such as distant and preventive medical care

Safe distribution of personal and corporate information

Support through resonant communication environment

(ubiquitous broadband service )

Fixed-Mobile convergence

Utilization of wireless IC chips

Interactive visual communication service

Sophisticated portal service

Specific Actions

Build a safe, secure and convenient communications network environment and broadband access infrastructure

Achieve the e-Japan strategy and the u-Japan Initiative

Customers

(1) Develop and implement a ubiquitous broadband service by integrating fixed and mobile communications, etc

(2) Build a next-generation network that is high-quality, flexible and secure (3) Seamlessly migrate from existing fixed line telephones to IP telephones, and metal wire systems to optical fiber

(4) Expand business opportunities using ubiquitous broadband service

(5) Strengthen our competitiveness and financial base

Develop and implement a ubiquitous broadband service by integrating fixed and mobile communications, etc

Combining super high-speed interactive video communications over optical fiber with mobile communications services (Fixed-Mobile Convergence) to provide ubiquitous services that can be accessed from PCs, TV sets, mobile telephones or information appliances.

Multi-site video conferencing and other services via real-time interactive video communications that provide the sense of being in a single location .

Comprehensive, wireless-enabled portal services that provide customers with the information they need, accurately and quickly.

Seamless Services Accessible by Broadband and Mobile

Portal/ Contents/ Applications

Common services for information search, music, movies, games Linked services using QR codes Platform

Common services such as standardized ID, authentication, and electric money, etc.

Communication Service

Connection service to exchange video, voice, and data between fixed line telephones and mobile phones Conference service to which multiple fixed line telephones and mobile phones can be connected Convenient service to transfer calls to mobile phones during unattended time

3G Mobile Phone (FOMA)

Wireless LAN

Broadband (Optical Fiber)

Portable Seamless Terminal

Dual terminal, inter-terminal wireless communication, etc.

Service Integration of Fixed and Mobile Communications

Promote and develop integrated services combining fixed and mobile communications through optical fiber access and the next generation network

Mobile Communication Network

Fixed Communication Network

(Service Example)

Effective Process Management is Achieved by Connecting the Work Site with the Office

Work Site

FOMA

Moving image

Status report; asking advice Work instructions Operation report

Moving image

Video Phone

Still image

Bar Arrangement

Upload image

Transmit still image

Bar Arrangement

Construction Management

Still image

Image Storage Server

Engineer

Branch

Information sharing

HQ

Video phone

Global Trend: Through FMCA, NTT Communications has formed an alliance with major international carriers including KT in South Korea and BT in UK for development of services by integrating fixed and mobile communications.

(South Korea)

(UK)

(Holland)

(France)

(Belgium)

(Swiss)

(Israel)

(Brasil)

(Canada)

FMCA:Fixed Mobile Convergence Alliance

Reinforcement of the NTT Group Portal Service (goo)

Implementation of safe, easy and convenient portal service utilizing combined strength of NTT group through a broadband ubiquitous service to respond diversifying customer’s needs.

Immediate Tasks goo Search Service

Implementation of the 3rd generation search service

Offer “goo Townpage” regional search service in collaboration with NTT-BJ Offer a collective search in multiple DBs including Web sites and specialized DBs Offer a broadband search (“Infolead”) with 3D interface

Reinforcement of goo contents

Enhance highly used contents (news, weather, map, route, etc.)

Ubiquitous Personal Service

Enhancement of mail service (charged service with large capacity) Offer charged mail service with large capacity (2G bytes), accessible by mobile phones Enhance the Q&A site (“Oshiete! goo”) and BLOG

Enhancement of digital music contents

Trial music search service for mobile phones <Collaboration: Recording Industry Association of Japan>

Coalition with group company/Supply of Contents

Supply of contents to OCN and plala, etc

Supply to ISPs, both inside and outside of the NTT Group, of “goo town page”

Future Course of Action

Share increase and expansion of goo service

Launch region-oriented portal business Expansion of digital music contents business NTT Group’s approach to EC business via goo

Establishment of a cooperative model with upper-layer businesses

Capital/ business/ technical tie-up with contents, EC, and application businesses

Expansion of the NTT Group’s portal-related business

Enrichment of contents and optimization of costs through centralization of procurement (image of ubiquitous coalition)

“Mobile goo”

Traffic jam map

Offering Solution -Contribution to Creating a “Safe, Secure and Convenient” Society

Optical fiber access and the next generation network will contribute to establishment of a new living infrastructure using security cameras and various sensors, bringing safe, secure and convenient civil life. With further enhancement of equipment and support from people, the scope of activities and possibilities for those who need support will be expanded.

Fire is detected on XX street in YY city. Considering the weather conditions, it is assumed that the possibility of the fire spreading in 10 min is 50%. The scale of the fire is moderate. The nearest fire station is called out.

Life Support Network Service

Collection, maintenance, and control of various info Data mining, event management Control of networks and terminals Supply of life information * Including info as hearing, visual, and movement aids

Information Analysis Servers Terminal Control Servers

Distribution of sale info; One-to-one recommendation is provided according to approval by users

Suspicious individuals, total of Z people, are observed on XX street in YY city. Analyzing the captured image, the group seems to be a gang of serial thieves. The nearest police station and those nearby are called out.

When a person who needs support for movement is approaching a traffic light -> Extend the time the green light remains on.

Milestone of Optical Fiber Access ahead of the World

NTT will promote the migration from fixed to IP telephone services and provide a variety of ubiquitous broadband services with high-speed and interactive features with objective of achieving a target of 30 million customers using optical fiber access and next-generation network services.

6,000

3,000

Number of subscribers[10,000]

1,400 1,200

1,000 800 600

400 200 0

99.12

00.6

00.12

01.6

01.12

02.06

02.12

03.6

03.12

04.6

04.8

05.03

06.03

07.03

08.03

09.03

10.03

11.03

12.03

Fixed telephone

ADSL 12.55 million

Migration from ADSL

CATV Internet 2.77 million

1.6 million

Optical Fiber Access

Demand spurred by optical IP telephone, etc.

(Source: Produced by NTT based on documents by Ministry of Internal Affairs and Communications)

Security of Networks

In addition to conventional countermeasures against physical damage to networks, contingency planning to deal with security threats such as cyber terrorism and theft of personal information (which involves not only networks but also equipment installed at customer premises) has become a major challenge.

NTT will continue to develop the following technologies to meet these challenges.

Anti-virus technology

Encryption technology and authentication technology

Abnormal traffic handling technology

Collaboration with other telecom operators and important infrastructure sectors (transport, energy, finance, etc.) is essential to maintain information security, and standardized or shared guidelines should be developed through concerted efforts of the public and private sectors.

Threats

Virus threats, intrusion attempts

Wire tapping, falsification

Traffic overload, cascading failure

Unauthorized access to network management systems

Customer Premise equipment

Communication between users

Network

Network management system

Maintaining Lifelines

As precautionary measures for physical damages caused by large-scale disasters, NTT operates networks based on the following basic policies: improvement of network reliability, prevention of disconnection of communication, and early restoration of services.

Improvement of network reliability

[Network Configuration]

Decentralization of core communication centers

Diversification of relay channels

Provision of duplexed dedicated lines

[Disaster-Proof Facilities]

Earthquake-proof measure: Buildings and radio towers are designed to withstand large earthquakes

Fire-proof measure: Fire shutters to prevent fire from spreading and smoke detectors to prevent fire

Wind-proof measure: Buildings and radio towers are designed to withstand large typhoons

Flood-proof measure: Watertight doors and flood defense board

Based on a lesson from Niigata Chuetsu

Earthquake in Oct 2004, preventive measures for power failure of mobile phone base stations are due to be reinforced.

Securing communications

[Monitoring and Control Systems]

24-hour monitoring system across the nation

24-hour system to secure network functionality and reliability is offered.

Congestion control

In the case that a large-scale disaster occurs, the number of calls connected is controlled to prevent breakdown of telephone exchanges that are inundated with calls.

[Securing Calls in a Disaster]

Disaster Priority Telephones

Fire department, government/local public bodies Emergency/urgent calls

Priority is given to calls asking for immediate help in a disaster 110 and 119 emergency calls

Switchover to the public network when the dedicated line is disconnected due to a disaster Specially installed public phone (free) Securing communication using satellites and mobile phones

Emergency Voice Mail Service 171

i-mode Disaster Message Board Service

Safety information

Early restoration of services

Building a temporary telephone exchange station within about 10 days by carrying in a portable digital switch.

Power truck

Restoration of communication using satellite communication system

Portable satellite system

Ultra-small satellite communication equipment

Vehicle-mounted digital mobile satellite station

Concept of the “Next-Generation Network”

The next-generation network combined with optical fiber access, which will provide users with IP-based connectivity from equipment installed at customer premises through the entire network (“full IP-based connectivity”) on an end-to-end basis, has the benefits of both PSTN (Public Switched Telephone Network) and IP network.

Architecture of the next generation network

[Edge node]

Accommodate optical subscriber lines

Equipped with functions to control quality, security and connectivity

Function for users to select providers or services to be studied

[Optical wavelength meshed network]

Realize a mesh-network which assigns a wavelength to each link using WDM (Wavelength Division Multiplex) technology

Local Network

[Transit Node]

Transit Network

Local Network

(Example of Physical Configuration)

[Optical WDM cross connect]

[WDM path]

Features of Optical Fiber Access and the Next-Generation Network

Features of Services

Diversified Services

(Example of physical configuration)

[Optical WDM cross connect]

[WDM path]

Safe and Secure

Reduced Price

Characteristics of Network

Flexible and simple network

(Optical wavelength meshed network)

Network with quality and security

Economical network

A variety of services can be provided through flexible service-dependent bandwidth allocation and a service platform on which a variety of applications can be installed.

Transmission network can be simplified through realizing a mesh-network which assigns a wavelength to each link using WDM technology.

Quality and security can be secured through controlling and managing network as a whole.

Equipment costs can be reduced by using IP technology.

Transmission costs can be reduced by using WDM technology.

Example of Technologies in the Next-Generation Network

Route selection system using WDM

Electrical switch: Routing is based on packet-by-packet handling

Large packet handling capacity required

High chance of delays

Optical switch: Routing is based on WDM path

Packet-by-packet handling is not required

Easy to control Without concern about delays

WDM= Lanes

IP Packet

Electrical Switch

Routing based on packet-by-packet handling select

Large delay

With jitter

Difficult to expand capacity

Routing based on WDM path

Small delay

Without jitter

Large capacity

WDM path

WDM path selection

WDM (Wavelength Division Multiplex)

Optical switch

Traffic control

•Through congestion control during a disaster, general calls and priority calls are distinguished by identification codes assigned to users.

• Top priority identification code is assigned to emergency calls such as 110 and 119.

Traffic control in a disaster

Emergency

General

Priority

Edge

Traffic control

Security

Calls for a protected destination (which accumulates a large amount of traffic, or which accepts calls only from designated users, etc.) are blocked.

Calls from a terminal which is infected with a virus is blocked in cooperation with terminals.

Security Guard

Normal

Malicious call Attack Cyber terrorism

Edge

Development of a “DIY” Optical Fiber Cord

A “DIY (Do It Yourself) optical fiber cord will enable customers to conduct an optical fiber installation by themselves.

We are developing an optical fiber cord that is not disconnected even if it is bent or pulled, and keeps offering stable communication.

Bending area of wiring

Through-hole on the wall

“DIY” optical fiber cord

Extra wire housing

ONU

Photo 1: Bent at a right angle

Photo 2: Clinched

Photo 3: Knotted

Photo 4: Code with connectors

Expansion of Business Opportunities through Reinforcement of Platform Business

Expansion of non-traffic-sensitive business by offering platforms for the authentication, settlement, single-sign-on and other features to customers.

In doing this, NTT will actively pursue alliances with companies outside the group and expand its market presence.

Marketing business

Financial portal business

Image creator support business

[Service aggregate]

Service provider

Database business

Face-to-face sales

Travel EC

Net game business

Image culture business

Online publishing business

Community business e-learning business

Movie distribution business

Asset management support business

Solution business

Monitoring business

Remote nursing-care business

Recycling business

Consulting business

Preventive medical care business

Collaboration business

[Agent]

Service provider

[Data mining] Service provider

[Matching] Service provider

Synergy through resonance with resonant communications environment

Corporation

Goods

Individuals

Corporation

Individuals

Mobile communications and other network services

Corporation

Individuals

Individuals

Platform service

Creating new business

Creating new business

[charging, authentication, etc.]

End-to-end network service

[connectivity, quality and reliability, security, etc.]

Corporation

Goods

Group Individuals

Corporation

Individuals

Individuals

Corporation

Resonant communications environment

Major Target Figures

Target Number of Customers:

30 million customers using the “next-generation network” by 2010 Financial Target:

Raise sales of next-generation network solutions and non-traffic businesses to 500 billion yen by 2010.

Maintain the same level of equipment investment as before for fixed communications operations through the year 2010—a cumulative total of 5 trillion yen.

Substantial cost reduction for equipment investment associated with optical fiber access and the next-generation network.

Reduce costs for the fixed communications business by 800 billion yen by 2010.

Sales of solutions and non-traffic businesses using the next-generation network

Equipment investment for fixed communications operations

Costs for the fixed communications business unit:\ 100 mil unit:\ 100 mil

Increase sales by 500 billion yen by the year 2010

Sales

Present

Y2010

Non-traffic businesses

Solutions

Equipment investment

unit:\ 100 mil•

8400

9300

9200

2002 03 04 Y2010

About equal to the present level

Optical fiber access/ Next-generation network

Cumulative total of \5 trillion

Existing fixed telephone network unit:\ 100 mil costs for the fixed communications business

Present Y2010

Reduce costs by 800 billion yen by the year 2010.

Proposals for Solutions: Optimizing the Development of a Broadband Society

(1) Ensuring the connectivity and security required in the ubiquitous broadband era

(2) Solving the digital divide

(3) Competition in the ubiquitous broadband era

Joint efforts by the Private and the Public Sectors for Continuous Growth

・At the initiative of the government, such players as information and communications device makers, communication equipment makers, ISPs, carriers and cable broadcasters need to cooperate in standardizing inter-connectivity between networks, and between the networks and services of different operators. Without standardization, the ubiquitous broadband society will not further develop and convenience for customers will not be enhanced.



Initiative of government
Contribution of information & communications device makers
Contribution of ISPs
Further Development of Ubiquitous Broadband Society and Enhancement of Convenience for Customers
Contribution of CATV operators
Contribution of communication equipment makers
Contribution of carriers
Consensus Formulation

Goals

Society	• Develop a safe, secure, and convenient society in an age of declining birthrate and aging population • Redevelop and stimulate local communities • Expand Japanese industries
Users	• "Anytime, anywhere" access to broadband services with a variety of access services • Selection of a wide variety of services and operators without difficulty • Use of broadband services easily and safely at an appropriate rate

Challenges

- **Standardization to build a ubiquitous broadband environment**
- **Establishment of a competitive environment to provide both diversified services and easy selection to customers**

Maintaining the connectivity and security required in the ubiquitous broadband era

Even while conversion to IP telephony is moving forward, the existing fixed network still serves as the network of last resort for emergency notifications, safety information, telephone number portability, and inter-connectivity between operator networks.

In the broadband era, it is necessary to establish an overall plan to standardize connectivity between basic voice services.

Consensus needs to be built for interactive video services connectivity, taking into consideration both service competitiveness and users’ convenience.

- It is difficult to maintain quality and security for connection between operator networks.

(Even if inter-connection is provided, the settlement rule between operators and customer data management for customer billing must be worked out.)

- NTT will work on a system in which multiple operators and services are available in order to provide customers with choices in operators and services.

<At Present>

Connect Company A and Company B thru the fixed telephone network

IP network of Company A

Fixed telephone network

Use the fixed phone network to connect to a user in Company B who uses number portability

IP network of Company B

Connect to the police and fire station thru the fixed telephone network

110 119 118

User in Company A

User in Company B

Inter-connection between operator networks

Select an operator at the entrance or exit of edge (under process)

Server

IP network of Company A

<In Broadband Era>

Internet

Server

IP network of Company B

Server

A S P

Server

IP network of Company C

Issues Required for Standardization

To expand ubiquitous broadband services, it is essential to standardize the following interfaces between networks of different operators, between network and service, and between information and communications device and network.

Maintaining Connectivity

Building an inter-connective interface between networks

Method for realizing an effective telephone number plan and telephone number portability Method of assigning addresses to information and communications devices Billing method between operators Building an interface between information and communications device and network;

Promotion of information and communications device connection through the release of information.

Maintaining Security

Security policy and concrete methodology for implementation

Maintaining Quality

Method for maintaining quality according to service level

Method for monitoring and controlling traffic in real-time

Sharing Costs

Method for sharing the costs required for aforementioned standardization

Connectivity – From the Viewpoint of Information and Communications Devices

(1) Mutual Connection A B C connected ends are increased

(2) Availability of a variety of information and communications devices

Available devices for connection to services are increased

(3) Single information and communications device to be shared with multiple operators

A B C

Service operators to be connected from a single device are increased

(4) Single information and communications device to offer various services

A B C

Multiple services are available thru a single device, enhancing convenience and attractiveness of product

(1) Mutual Connection (Connectivity)

With the increase of connected ends, appeal of services to customers is also increased.

(2) Availability of a Wide Variety of Devices (Diversification of Devices)

Options for customers are increased.

Expansion of multiple vendors generates competition, and reduces the price of devices to customers.

(3) Single device to be shared with multiple operators (Portability)

Even when a customer changes a service operator, he/she can use a new service without changing the user environment.

(4) Single device to offer various services (Diversification of Services)

Allows customers to use various services, enhancing convenience and product appeal.

CIP – Communication Infrastructures as a Base of “Safe and Secure” Society

Since the mid 1990s, it has been recognized in the US that there is a strong relationship between protection of critical infrastructures (communication, electricity, energy, transportation, finance, etc.) and information systems (operation systems), and a policy combining them, which is called “CIP (Critical Infrastructure Protection)”, was established.

There is an interdependence between critical infrastructures, and high stability and reliability are required for the communication infrastructure which serves as the “nervous system” for other infrastructures.

Complying with the national security policy stipulated by the government, NTT will contribute to CIP (Critical Infrastructure Protection) in cooperation with national and other infrastructure operators.

Example of Interdependence between critical Infrastructures

Information Systems (Operation Systems)

Transportation infrastructure

Communication infrastructure

Financial infrastructure

Electricity infrastructure

Prerequisites for critical infrastructure protection

Collaboration with national and other infrastructure operators, including worldwide collaboration. Sharing and standardizing guidelines, and collaboration with standard developing organizations.

Introduction of Optical Fiber to Rural Areas – Solving the Digital Divide

To stimulate local communities and promote remote-medicine and education, we must close the broadband rollout gap that exists in local communities. The NTT Group will play a part in overcoming these problems.

With regard to migration to optical fiber in rural areas, the following measures will be taken through the joint efforts of the public and private sectors: building government networks with local governments, servicing areas with poor reception through terrestrial digital broadcasts by cable broadcasters, and securing national and local government funding for these projects.

Services are offered through optical fiber facilities built by local governments or jointly built by local governments and operators.

Expansion of optical fiber access areas

Town hall

School

Expansion of optical fiber access by spurring demand through collaboration with cable broadcasters

Use of FWA

Metallic cable Optical fiber cable

Optical fiber cable possessed by local governments, etc.

Actual Examples of Collaboration with Local Governments

Installation of Optical Fiber by Local governments

Service is offered by NTT through IRU agreement Yashima-machi, Akita; Haramachi City, Fukushima; Kijo-cho, Miyazaki

Service is offered by superposing NTT’s voice service on local government’s optical fiber Nishiokoppe-mura, Hokkaido

Installation of Optical Fiber by NTT

secure a certain number of users by local governments, etc.

Mitsugi-cho, Hiroshima; Ohshima-machi, Tokyo; Hinode-machi, Tokyo

Nishiokoppe-mura, Hokkaido

Yashima-machi, Akita

Mitsugi-cho, Hiroshima

Haramachi City, Fukushima

Hinode-machi, Tokyo

Ohshima-machi, Tokyo

Kijo-cho, Miyazaki

Competition in the Ubiquitous Broadband Era

Review the scheme for maintaining the fixed telephone network, including the maintenance of universal services.

To accelerate the migration to optical fiber access, a system will be required in which infrastructure providers can secure a fair return on the results of their cost reduction efforts through the development and introduction of new technology, and on their equipment investment risk.

Metallic/ Existing Fixed Telephone Network

Mandatory regulations on telecommunication equipment Regulations on unbundling and connection fees Regulations against business activity NTT East, NTT West and NTT Docomo are not allowed to provide one-stop services within the NTT Group.

Optical Fiber/ IP Telephone Network

Mandatory regulations on telecommunication equipment are also applied to the optical fiber network offered by NTT East and NTT West.

Regulations against business activity are

also applied.

Need to reevaluate the scheme for maintaining the fixed telephone network, including certain aspects of the maintenance of universal services.

When building an optical access network, it is necessary to create a system in which infrastructure providers can secure a fair return.

In principle, regulation of services should be limited to post-facto regulation to facilitate the provisior of integrated fixed/mobile services and provide customers with the convenience of one-stop shopping.

The figures for projected operating performance and other forward-looking statements that are included in this material have been calculated or derived on the basis of judgments, evaluations, recognition of facts, and formulation of plans by the current management of NTT based on the data at their disposal. In addition to facts ascertained in the past, certain assumptions indispensable for future projections and forward-looking statements are also used in these calculations and in making the forward- looking statements. In view of the element of uncertainty inherent in future projections and forward-looking statements and the possibility of fluctuations in its business operations, domestic and overseas economies, stock market, and other circumstances, the actual figures, results, performance and achievements may be different from the projections and forward-looking statements that are included in this material.